Filed by abrdn Global Income Fund, Inc. and abrdn Asia-Pacific Income Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

(the “Exchange Act”)

Subject Companies:

abrdn Global Income Fund, Inc.

File No. 811-06342

abrdn Asia-Pacific Income Fund, Inc.

File No. 811-04611

The information in this Q&A is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

QUESTIONS & ANSWERS

Related to the Proposed Reorganization (the “Reorganization”) of

abrdn Global Income Fund, Inc. (NYSE American: FCO) (the “Acquired Fund”)

into abrdn Asia-Pacific Income Fund, Inc. (NYSE American: FAX) (the “Acquiring Fund”)

The following is an excerpt from the preliminary combined proxy statement/prospectus (the “Proxy Statement”) related to the Reorganization that has been filed with the SEC. The information below is from the preliminary Proxy Statement, which is subject to change and can be amended or withdrawn. The Proxy Statement will not be distributed to FCO shareholders unless and until a Registration Statement comprised of the Proxy Statement is declared effective by the SEC. Once the Proxy Statement is declared effective, you should carefully read the entire Proxy Statement including the appendices, because it will contain important information about the proposed transaction and related matters, including details that are not in these Questions & Answers. The Proxy Statement, when available, will be available for free at the SEC’s website www.sec.gov.

Q:	Why is a stockholder meeting being held?
A:

At the Special Meeting, the stockholders of abrdn Global Income Fund, Inc. (the “Acquired Fund”), a Maryland corporation, are being asked to approve: (i) a Reorganization Agreement providing for the transfer of all of the assets of the Acquired Fund to abrdn Asia-Pacific Income Fund, Inc. (the “Acquiring Fund”) in exchange for newly issued common stock of the Acquiring Fund (although cash may be distributed in lieu of fractional shares of the Acquiring Fund) and the assumption by the Acquiring Fund of all or substantially all of the liabilities of the Acquired Fund and the distribution of common stock of the Acquiring Fund to the stockholders of the Acquired Fund and complete liquidation of the Acquired Fund (the “Reorganization”) (“Proposal 1”); and (ii) a plan of liquidation and dissolution (the “Liquidation Plan”) of the Acquired Fund (the “Liquidation”) (“Proposal 2” and together with Proposal 1, the “Proposals”). The liquidation of the Acquired Fund will only occur if the Liquidation Plan is approved by stockholders of the Acquired Fund and the reorganization of the Acquired Fund is not approved by stockholders of the Acquired Fund or is not consummated for any other reason. If only the Reorganization Agreement is approved, or if both the Reorganization Agreement and the Liquidation Plan are approved, the Reorganization will occur. It is currently expected that the Reorganization or Liquidation will occur in the first quarter of 2026.

As summarized below and described more fully in the Proxy Statement/Prospectus, the Acquired Fund and the Acquiring Fund (each, a “Fund” and collectively, the “Funds”) are each closed-end management investment companies with similar objectives, but have some differences in principal investment strategies and principal risks. Please see “How Different are the Funds?”. The Acquired Fund has higher expenses than the Acquiring Fund largely due to the smaller asset size of the Acquired Fund compared to the Acquiring Fund. Please see below for a description of differences in the investment approach and other additional information. The Acquiring Fund will be the accounting and performance survivor of the Reorganization. The Acquiring Fund as it would exist after the Reorganization is referred to as the “Combined Fund.”

Q:	What happens if both the Reorganization Agreement and the Liquidation Plan are approved?
A:	If both the Reorganization Agreement and the Liquidation Plan are approved, the Reorganization will occur.
Q:	What happens if neither Proposal is approved by the stockholders?
A:	Completion of the Reorganization requires the approval of the Reorganization Agreement by the Acquired Fund stockholders, and completion of the Liquidation requires the approval of the Liquidation Plan by the Acquired Fund stockholders. If neither the Reorganization Agreement nor the Liquidation Plan is approved by the Acquired Fund stockholders, then management and the Board of the Acquired Fund will consider other potential alternatives for winding up the Acquired Fund.

The information in this Q&A is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proposal Regarding the Reorganization
Q	Why is the Reorganization being proposed?

A

abrdn Asia Limited and abrdn Inc., the Acquired Fund and Acquiring Fund’s investment manager and administrator/investor relations provider, respectively (collectively, “Management”), have proposed the Reorganization so that the Acquired Fund stockholders who become stockholders of the Acquiring Fund benefit from a larger fund by asset size, which leverages the management and distribution capabilities of the Acquiring Fund, higher trading volume, lower fees at higher asset levels and more liquidity in the secondary market. Management further considered strategic options for the Acquired Fund given the Acquired Fund’s small scale and limited trading volume on the secondary market. Over recent years, the Acquired Fund’s assets have declined due to broad market conditions and a high level of distributions, including return of capital. These factors have led to an increase in the Acquired Fund’s total expense ratio. In addition, the Acquired Fund’s share price continues to trade at a significant premium to its net asset value per share. Management believes this premium is unsustainable, as the Acquired Fund cannot continue distributing at current levels while remaining viable. The Reorganization provides a continuing investment opportunity for Acquired Fund stockholders with the benefits of a tax-free reorganization into a larger Fund with a lower total expense ratio. Further, the Combined Fund would have the ability to participate in larger transactions than those in which the Acquired Fund could participate, which could provide more favorable transaction terms for the Combined Fund.

Q:	Why is the Reorganization being recommended by the Board of Directors of the Acquired Fund?
A:

The Board of Directors (the “Board”) of the Acquired Fund has determined that the Reorganization is in the best interests of the Acquired Fund and that the interests of existing Acquired Fund stockholders would not be diluted as a result of the Reorganization. In reaching its decision to approve the Reorganization, the Board considered alternatives to the Reorganization, including: continuing to operate the Acquired Fund as a separate fund, liquidation or a reorganization with other affiliated funds, and determined to recommend that the Acquired Fund stockholders approve the Reorganization. Further, the Board determined that the Reorganization was in the best interest of the Acquired Fund’s stockholders notwithstanding the differing investment strategies of the Acquired Fund and the Acquiring Fund. The Board considered, among other facts, the fact that the Acquiring Fund operates a strategy which offers investors exposure to Asia-Pacific debt securities, while also addressing scale, liquidity and market demand by a range of investors; the comparative investment performance of the Acquired Fund and Acquiring Fund, which demonstrated that the Acquiring Fund had outperformed the Acquired Fund over various time periods; and the increased scale and liquidity of the Acquiring Fund post-Reorganization. The Board also considered the costs of the Reorganization, including the costs that would be paid by the Investment Manager.

Q:	How will the fees and expenses of the Combined Fund compare to those of the Acquired Fund?
A:

The contractual advisory fee of the Acquired Fund is an annual rate of 0.65% of the Acquired Fund’s average weekly Managed Assets up to $200 million, 0.60% of Managed Assets between $200 million and $500 million, and 0.55% of Managed Assets in excess of $500 million. Managed Assets is defined in the Management Agreement as net assets plus the amount of any borrowings for investment purposes.

The contractual advisory fee of the Combined Fund will be an annual rate of: 0.65% of the Combined Fund’s average weekly Managed Assets up to $200 million, 0.60% of Managed Assets between $200 million and $500 million, 0.55% of Managed Assets between $500 million and $900 million, 0.50% of Managed Assets between $900 million and $1.75 billion and 0.45% of Managed Assets in excess of $1.75 billion. Managed Assets is defined in the management agreement to mean total assets of the Fund, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility or the issuance of debt securities), (ii) the issuance of preferred stock or other similar preference securities, (iii) the reinvestment of collateral received for securities loaned in accordance with the Fund’s investment objectives and policies, and/or (iv) any other means. Both the Acquired Fund and Acquiring Fund currently use leverage. There can be no guarantee that the Combined Fund will continue to leverage its assets or, to the extent the Combined Fund continues to utilize leverage, what percentage of its assets, within regulatory limits, such leverage will represent.

The information in this Q&A is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Following the consummation of the Reorganization, the total annual operating expense ratio of the Combined Fund is expected to be lower than the current total annual operating expense ratio of the Acquired Fund.

The net total annual operating expense ratios as of April 30, 2025, including and excluding interest expense, of both the Acquired Fund and the Acquiring Fund and, following the consummation of the Reorganization, the net total annual operating expense ratio, including and excluding interest expense, of the Combined Fund are expected to be as follows:

	Acquired Fund	Acquiring Fund	Pro Forma Combined Fund*
Net Expense Ratio (including interest expense)	5.63%	4.20%	3.98%
Net Expense Ratio (excluding interest expense)	3.09%	1.41%	1.36%

*	Pro forma Combined Fund fees and expenses are estimated in good faith. There can be no assurance that future expenses will not increase or that any estimated expense savings will be realized.

Q:	How different are the Funds?
A:

abrdn Asia Limited is the investment manager of both Funds, and abrdn Investments Limited (“aIL” or the “Sub-Adviser”, and together with abrdn Asia Limited, the “Managers”) is the investment sub-adviser of both Funds. However, as further discussed below, the Funds have different investment objectives and principal investment strategies, and their principal risks materially differ in certain ways on account of these differences.

Both Funds invest in debt securities, but the Acquiring Fund focuses its investments in “Asia-Pacific debt securities” (as defined below). Thus, the Acquiring Fund is subject to certain risks including non-diversification risk and risks specific to its holdings in Asia-Pacific debt securities that the Acquired Fund is not subject to.

The Acquired Fund has higher expenses than the Acquiring Fund given the larger asset size of the Acquiring Fund.

Each Fund is a closed-end management investment company registered under the 1940 Act and organized as a Maryland corporation. The Acquired Fund is a diversified closed-end management investment company. The Acquiring Fund is a non-diversified closed-end management investment company. A non-diversified fund is not limited by the 1940 Act with regard to the percentage of its assets that may be invested in the securities of a single issuer. Consequently, the securities of a particular issuer or a small number of issuers may constitute a significant portion of the Acquiring Fund’s investment portfolio. Each Fund’s common stock is listed on the NYSE American.

The Acquired Fund’s principal investment objective is to provide high current income by investing primarily in fixed income securities. As a secondary investment objective, the Acquired Fund seeks capital appreciation, but only when consistent with its principal objective. The Acquiring Fund’s principal investment objective is to seek current income. The Acquiring Fund may also achieve incidental capital appreciation. Both Funds’ investment objectives are fundamental and may not be changed without stockholder approval.

The information in this Q&A is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The Acquired Fund has a non-fundamental policy to invest, under normal market conditions, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in debt securities. Under normal circumstances, at least 60% of the Acquired Fund's total assets are invested in fixed income securities of issuers in Developed Markets or Investment Grade Developing Markets (as defined below), whether or not denominated in the currency of such country; provided, however, that the Acquired Fund invests at least 40% of its total assets in fixed income securities of issuers in Developed Markets. “Developed Markets” are those countries and/or regions contained in the FTSE World Government Bond Index, New Zealand, Luxembourg and the Hong Kong Special Administrative Region. As of August 15, 2025, securities of the following countries comprised the FTSE World Government Bond Index: Australia, Austria, Belgium, Canada, China, Denmark, Finland, France, Germany, Ireland, Israel, Italy, Japan, Malaysia, Mexico, Netherlands, New Zealand, Norway, Poland, Portugal, Singapore, Spain, Sweden, United Kingdom and the United States. “Investment Grade Developing Markets” are those countries and /or regions that are not Developed Markets, and whose sovereign debt is rated not less than Baa3 by Moody's Investor Services or BBB- by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., or comparably rated by another appropriate nationally or internationally recognized rating agency. As of August 15, 2025, “Investment Grade Developing Markets” are comprised of the following countries and/or regions: Andorra, Aruba,  Bermuda, Botswana, Bulgaria, Cayman Islands, Chile, Colombia, Croatia, Curacao, Cyprus, Czech Republic, Estonia, Hungary, Iceland, India, Indonesia, Isle of Man, Jersey, Kazakhstan, Republic of Korea (South Korea), Kuwait, Latvia, Liechtenstein, Lithuania, Luxembourg, Macao, Malta, Mauritius, Montserrat, Oman, Panama, Peru, Philippines, Qatar, Romania, Saudi Arabia, Slovakia, Slovenia, Switzerland, Taiwan, Thailand, Trinidad & Tobago, United Arab Emirates (U.A.E.), and Uruguay.

The Acquiring Fund has a fundamental policy to normally invest at least 80% of its total assets, plus the amount of any borrowings for investment purposes in “Asia-Pacific debt securities,” which include: (1) debt securities of Asia-Pacific Country issuers, including securities issued by Asia-Pacific Country governmental entities, as well as by banks, companies and other entities which are located in Asia-Pacific Countries, whether or not denominated in an Asia-Pacific Country currency; (2) debt securities of other issuers, denominated in, or linked to, the currency of an Asia-Pacific Country, including securities issued by supranational issuers, such as The World Bank and derivative debt securities that replicate, or substitute for, the currency of an Asia-Pacific Country; (3) debt securities issued by entities which, although not located in an Asia-Pacific Country, derive at least 50% of their revenues from Asia-Pacific Countries or have at least 50% of their assets located in Asia-Pacific Countries; and (4) debt securities issued by a wholly-owned subsidiary of an entity located in an Asia-Pacific Country, provided that the debt securities are guaranteed by the parent entity located in the Asia-Pacific Country.

The Acquired Fund currently uses leverage through a credit facility. The Acquiring Fund currently uses leverage through a revolving loan facility, senior secured notes and preferred stock. The Funds’ strategies relating to their use of leverage, if any, may not be successful, and a Fund’s use of leverage will cause the Fund’s net asset value (“NAV”) to be more volatile than it would otherwise be. There can be no guarantee that the Combined Fund will continue to leverage its assets or, to the extent the Combined Fund continues to utilize leverage, what percentage of its assets, within regulatory limits, such leverage will represent. Although the use of leverage by a fund may create an opportunity for increased after-tax total return for the common stock, it also increases market exposure, results in additional risks and can magnify the effect of any losses.

Q:	How will the Reorganization be effected?
A:

Assuming the Acquired Fund stockholders approve the Reorganization, the Acquired Fund will transfer all of its assets to the Acquiring Fund in exchange for common stock of the Acquiring Fund (although stockholders may receive cash for fractional shares of the Acquiring Fund), and the assumption by the Acquiring Fund of all or substantially all of the liabilities of the Acquired Fund. Following the Reorganization, the Acquired Fund will be dissolved and terminated in accordance with its Articles of Amendment and Restatement and Amended and Restated Bylaws as well as the 1940 Act.

The Reorganization will be accounted for under the asset acquisition method of accounting under applicable accounting guidelines.

The information in this Q&A is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Following the Reorganization, you, as an Acquired Fund stockholder, will become a stockholder of the Combined Fund. Holders of common stock of the Acquired Fund will receive newly issued common stock of the Acquiring Fund, par value $0.01 per share, the aggregate net asset value (not the market value) of which will equal the aggregate net asset value (not the market value) of the common stock of the Acquired Fund you held immediately prior to the Reorganization (although stockholders may receive cash for fractional shares of the Acquiring Fund).

The Reorganization will be undertaken at NAV between the Acquired Fund and the Acquiring Fund, which would not dilute the net asset value of the common stock of the Acquired Fund. Based on each Fund’s NAV as of July 31, 2025, the exchange ratio at which common stock of the Acquired Fund would have converted to common stock of the Combined Fund is 0.1881 (i.e., assuming the Reorganization was consummated following the market close on July 31, 2025). An Acquired Fund stockholder would have received 0.1881 shares of the Combined Fund for each Acquired Fund share held if the Reorganization was completed after market close on July 31, 2025.

Q:	How will the Reorganization affect the value of my investment?
A:	At the closing of the Reorganization, the Reorganization Agreement sets forth that the Acquired Fund assets will be valued in accordance with the Acquired Fund’s valuation procedures as approved by the Board of Directors of the Acquired Fund. Upon the consummation of the Reorganization, the assets transferred to the Acquiring Fund will be valued pursuant to the Acquiring Fund’s valuation procedures as approved by the Board of Directors of the Acquiring Fund. The valuation procedures of the Acquired Fund and those of the Acquiring Fund are identical.

Q:	At what prices have shares of common stock of the Acquired Fund and common stock of the Acquiring Fund historically traded?
A:

As of July 31, 2025, the Acquired Fund common stock was trading at a 109.32% premium to its NAV, and the Acquiring Fund common stock was trading at a 2.42% discount to its NAV.

To the extent the Acquired Fund is trading at a discount to its NAV and the Acquiring Fund is trading at a premium to its NAV at the time of the Reorganization, the Acquired Fund stockholders would have the potential for an economic benefit. To the extent the Acquired Fund is trading at a premium to its NAV and the Acquiring Fund is trading at a discount to its NAV at the time of the Reorganization, the Acquired Fund stockholders would lose the economic benefit. There can be no assurance that, after the Reorganization, common stock of the Combined Fund will trade at, above or below NAV. The market value of the common stock of the Combined Fund may be less than the market value of the common stock of the Acquiring Fund prior to the Reorganization. Additionally, among other potential consequences of the Reorganization, portfolio transitioning following the Reorganization may result in capital gains or losses, which may have federal income tax consequences for stockholders of the Combined Fund.

Q:	Will the Reorganization impact Acquired Fund distributions to stockholders?
A:

Both Funds have a managed distribution policy to provide investors with a stable monthly distribution out of current income, supplemented, to the extent necessary, by paid-in capital, which is a non-taxable return of capital. This policy is subject to an annual review as well as regular review at the quarterly meetings of each Fund’s Board, unless market conditions require an earlier evaluation. On August 11, 2025, the Acquired Fund announced that it will pay on August 30, 2025, a distribution of U.S. $0.07 per share to all stockholders of record as of August 22, 2025, and the Acquiring Fund announced that it will pay on August 29, 2025, a distribution of U.S. $0.1650 per share to all stockholders of record as of August 22, 2025. Both the Acquired Fund and Acquiring Fund paid return of capital distributions during the fiscal year ended October 31, 2024. The Acquiring Fund may continue to pay return of capital distributions in order to maintain a stable level of distributions prior to the Reorganization. The Combined Fund expects to keep the current Acquiring Fund managed distribution policy in place for the Combined Fund following the Reorganization.

During the most recent fiscal year of each Fund, the distributions paid by the Acquiring Fund represented a lower annualized rate as a percentage of NAV (11.2% for the Acquiring Fund and 23.7% for the Acquired Fund).

The information in this Q&A is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Prior to the closing of the Reorganization, if necessary, the Acquired Fund may declare a distribution to its stockholders that, together with all previous distributions, will have the effect of distributing to its stockholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net realized capital gains, if any, through the date of the Reorganization’s closing. All or a portion of such distribution may be taxable to the Acquired Fund’s stockholders for U.S. federal income tax purposes.

The Combined Fund intends to make its first distribution to stockholders in the month immediately following the Reorganization. In addition, the Combined Fund expects to follow the same frequency of payments as the Acquiring Fund and to make monthly distributions to stockholders.

Q:	Who will manage the Combined Fund’s portfolio?
A:	The Combined Fund will continue to be advised by abrdn Asia Limited, the Acquiring Fund’s current investment manager, and sub-advised by aIL, the Acquiring Fund’s current investment sub-adviser. Furthermore, two members of the Acquiring Fund’s current portfolio management team will continue to be primarily responsible for the day-to-day management of the Combined Fund’s portfolio.

Q:	Will there be any significant portfolio transitioning in connection with the Reorganization?
A:

Portfolio transitions are expected both before and after the Reorganization. The Acquired Fund will be required to pay back its outstanding borrowings prior to the closing of the Reorganization. Based on the Acquired Fund’s holdings as of July 28, 2025, it is anticipated that approximately 35% of the Acquired Fund’s holdings will be sold before the closing of the Reorganization in connection with payments to settle the Acquired Fund’s outstanding leverage under its credit facility. As a result of the disposition of securities, the Acquired Fund may hold more uninvested cash prior to the Closing Date and there may be times when the Acquired Fund is not fully invested in accordance with its investment objective and strategies during this transition period, which may cause the Acquired Fund to forgo appreciation in value of portfolio investments, if any. This may impact the Acquired Fund’s performance. As of July 28, 2025, the expected transaction costs to de-lever the Acquired Fund’s credit facility would be approximately $43,000 (or 0.07% of the Acquired Fund’s NAV as of July 28, 2025) or $0.003 per share. Assuming the remaining 65% of the Acquired Funds assets as of July 28, 2025, move into the Acquiring Fund, and assuming an average total return of 5%, shareholders of the shareholders of the Acquired Fund would recoup trading expenses incurred prior to reorganization within 1 month after the Reorganization via the benefit of moving to a Fund with a lower expense ratio. Based on portfolio holdings as of July 28, 2025, the Acquired Fund estimates that there will be no foreign transfer tax. The foregoing estimates are subject to change depending on the composition of the Acquired Fund’s portfolio and market circumstances at the time any sales are made.

Both Funds currently use leverage. The Acquired Fund currently uses leverage through a credit facility. The Acquiring Fund currently uses leverage through a revolving loan facility, senior secured notes and preferred stock. The Funds’ strategies relating to their use of leverage, if any, may not be successful, and a Fund’s use of leverage will cause the Fund’s NAV to be more volatile than it would otherwise be. There can be no guarantee that the Combined Fund will continue to leverage its assets or, to the extent the Combined Fund continues to utilize leverage, what percentage of its assets, within regulatory limits, such leverage will represent.

Following the Reorganization, the Combined Fund expects to realign its portfolio in a manner consistent with its investment strategies and policies, which will be the same as the Acquiring Fund’s strategies and policies. The Combined Fund may not be invested consistent with its investment strategies or abrdn Asia Limited and aIL’s investment approach while such realignment occurs. The realignment is anticipated to take approximately one week following the closing of the Reorganization, based on current market conditions and assuming that the Acquired Fund’s holdings are the same as of July 28, 2025. Sales and purchases of less liquid securities, if any, could take longer. Based on the Acquired Fund’s holdings as of July 28, 2025 and assuming that payments to settle the Acquired Fund’s outstanding leverage under its credit facility result in selling approximately 35% of the Acquired Fund’s holdings prior to the Reorganization, it is anticipated that the remaining 26% of the Acquired Fund’s holdings that transfer to the Combined Fund will be sold after the closing of the Reorganization in connection with the different investment strategy of the Combined Fund. If the Reorganization was completed on July 28, 2025, the expected transaction costs of selling 26% of the Acquired Fund’s holdings following the closing of the Reorganization, which is estimated to be approximately 2% of the Combined Fund’s portfolio based on assets as of July 28, 2025, would be approximately $10,772 (or 0% of the estimated NAV of the Combined Fund as of July 28, 2025) or $0.00 per share of the Combined Fund. To the extent there are any transaction costs (including brokerage commissions, transaction charges and related fees) associated with the sales and purchases made in connection with the Reorganization, these will be borne by the Acquired Fund with respect to the portfolio transitioning conducted before the Reorganization and borne by the Combined Fund with respect to the portfolio transitioning conducted after the Reorganization. The portfolio transitioning pre- and post-Reorganization may result in capital gains or losses, which may have federal income tax consequences for stockholders of the Acquired Fund and stockholders of the Combined Fund. Please see “Is the Reorganization expected to be taxable to the stockholders of the Acquired Fund?” below.

The information in this Q&A is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Q:	Will I have to pay any sales load or commission in connection with the Reorganization?
A:	No. You will pay no sales load or commission in connection with the Reorganization.
Q:	Who will pay for the costs associated with the Reorganization?
A:

abrdn Asia Limited, aIL, and their affiliates will bear certain expenses (for example, legal and solicitation costs) incurred in connection with the Reorganization, except as otherwise disclosed in the proxy statement to Acquired Fund stockholders, whether or not the Reorganization is consummated. The expenses of the Reorganization expected to be borne by abrdn Asia Limited, aIL and their affiliates are estimated to be approximately $450,000. To the extent there are any transaction costs (including brokerage commissions, transaction charges and related fees) associated with the sales and purchases of portfolio holdings made in connection with the Reorganization, these will be borne by the Acquired Fund with respect to de-levering its credit facility conducted before the Reorganization and borne by the Combined Fund with respect to the portfolio transitioning conducted after the Reorganization to align the holdings from the Acquired Fund with the strategy of the Combined Fund. Based on portfolio composition as of July 28, 2025, the Acquired Fund estimates that there will be no foreign transfer tax.

Q:	Is the Reorganization expected to be taxable to the stockholders of the Acquired Fund?
A:

It is expected that stockholders of the Acquired Fund will not recognize any gain or loss for federal income tax purposes as a result of the exchange of their shares in the Acquired Fund for shares of the Acquiring Fund pursuant to the Reorganization Agreement (except with respect to cash received in lieu of fractional shares of the Acquiring Fund).

As a condition to the Acquired Fund’s obligation to consummate the Reorganization, the Acquired Fund and the Acquiring Fund will receive an opinion from legal counsel to the effect that, on the basis of the existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current administrative rules and court decisions, the transactions contemplated by the Reorganization Agreement should constitute a tax-free reorganization for federal income tax purposes (except with respect to cash received in lieu of fractional shares of the Acquiring Fund). Despite this opinion, there can be no assurances that the U.S. Internal Revenue Service (“IRS”) will deem the exchanges to be tax-free.

The Acquired Fund holds sanctioned Russian securities, which are valued at zero (and proceeds of distributions in respect of Russian securities that are similarly subject to sanctions, collectively, “Sanctioned Russian Assets”). Unless the Sanctioned Russian Assets can legally be transferred in advance of the Reorganization, there is a risk that the Reorganization may not qualify as a tax-free reorganization under the Code. If the IRS were to determine that the Reorganization does not qualify as a tax-free reorganization under the Code, and thus is taxable, the Acquired Fund would recognize gain or loss on the transfer of its assets to the Acquiring Fund and each stockholder of the Acquired Fund would recognize a taxable gain or loss equal to the difference between its tax basis in the Acquired Fund shares and the fair market value of the shares of the Acquiring Fund it received.

The portfolio transitioning discussed above may result in capital gains or losses, which may have federal income tax consequences.

The information in this Q&A is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The pre-Reorganization portfolio transitioning noted above is anticipated to result in net capital gains of $357,212, or $0.027 per share based on Acquired Fund holdings as of July 28, 2025. However, it is anticipated that the Acquired Fund’s capital loss carryforwards would offset the projected realized gains. Prior to the closing date of the Reorganization, if needed, the Acquired Fund will declare a distribution to its stockholders that, together with all previous monthly distributions, will have the effect of distributing to stockholders all of its investment company taxable income (computed without regard to the deduction for dividends paid), if any, through the Closing Date, all of its net capital gains, if any, through the Closing Date, and all of its net tax-exempt interest income, if any, through the Closing Date. Such a distribution may be taxable to the Acquired Fund stockholders for U.S. federal income tax purposes depending on each stockholder’s individual tax situation, which cannot be determined by abrdn Asia Limited. The actual tax consequences as a result of the sale of securities in advance of the Reorganization are dependent on the portfolio composition of the Acquired Fund at the time such sales are made and market conditions.

In addition, following the Reorganization, the Combined Fund may generate net capital gains or losses as a result of the portfolio realignment discussed further above. For example, if the Reorganization was completed on July 28, 2025, it is estimated that approximately $156,735, or $0.004 per share, in net capital gains would have resulted from portfolio transitioning in the Combined Fund following the Reorganization.

The actual tax consequences as a result of portfolio repositioning after the closing of the Reorganization are dependent on the portfolio composition of the Acquired Fund at the time of closing and market conditions. Any net capital gain resulting from the realignment coupled with the results of the Combined Fund’s normal operations during the tax year following the close of the Reorganization would be distributed to the stockholder base of the Combined Fund post-Reorganization in connection with the annual distribution requirements under US federal tax laws. In addition, the Acquiring Fund is covered by an exemptive order received by the Acquiring Fund’s investment manager from the U.S. Securities and Exchange Commission. The exemptive relief allows the Acquiring Fund to distribute long-term capital gains as frequently as monthly in any one taxable year. It is possible that gains generated post-Reorganization may be used to supplement the monthly distribution payable to the Combined Fund’s stockholders.

Proposal Regarding the Liquidation
Q:	Why is the Liquidation of the Acquired Fund also being recommended?
A:

On September 10, 2025, the Board, upon the recommendation of Management, determined that it is advisable and in the best interests of the Acquired Fund and its stockholders to liquidate the Acquired Fund in the event the Reorganization is not approved by stockholders or otherwise not consummated. In recommending the Liquidation, the Board took into account its discussion with abrdn Asia Limited, the Acquired Fund’s investment manager, about strategic options for the Acquired Fund given the Acquired Fund’s small scale and limited trading volume on the secondary market. Over recent years, the Acquired Fund’s assets have declined due to broad market conditions and a high level of distributions, including return of capital. These factors have led to an increase in the Acquired Fund’s total expense ratio. In addition, the Acquired Fund’s share price continues to trade at a significant premium to its net asset value per share. Management believes this premium is unsustainable, as the Acquired Fund cannot continue distributing at current levels while remaining viable.

Q:	How will the Liquidation work?
A:

If Proposal 2 is approved by stockholders and the Reorganization is not consummated, the Acquired Fund will promptly cease its investment operations and will not engage in any investment activities, except as necessary to effect the Acquired Fund’s liquidation, including winding up its business, converting its portfolio securities to cash, discharging or making reasonable provision for the payment of all of its liabilities and making one or more liquidating distributions to stockholders on a pro rata basis in accordance with the Liquidation Plan (collectively, the “Liquidation”). After the distributions are made and other formalities addressed, the Acquired Fund will be dissolved.

The information in this Q&A is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Q:	What will be the federal income tax consequences of the Liquidation?
A:	The receipt of the liquidation distributions made to stockholders in the Liquidation is expected to be a taxable transaction to U.S. stockholders, resulting in gain or loss, depending upon a stockholder’s basis in the shares and the amount received for those shares in the Liquidation. Such gain or loss may be short-term or long-term depending upon a stockholder’s holding period in shares of the Acquired Fund. In addition, there may be one or more taxable distributions of income and/or capital gains prior to the liquidating distributions. Such distributions may be from income or from short-term capital gains (taxable at ordinary income rates unless reported by the Acquired Fund as qualified dividend income and entitled to taxation at capital gain rates, for individuals) or from long-term capital gain.

Past performance is not an indication of future results.

Aberdeen Investments Global is the trade name of Aberdeen's investments business, herein referred to as "Aberdeen Investments" or "Aberdeen". In the United States, Aberdeen Investments refers to the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective.

Please note that (i) any discussion of U.S. tax matters contained in this communication cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.